                                                    Filed by Cisco Systems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Cisco Systems, Inc.
                                                  Commission File No.: 000-18225


                                 CONFERENCE CALL
                            ARROWPOINT COMMUNICATIONS
                               FRIDAY, MAY 5, 2000
                                   6:00AM PDT


LARRY CARTER INTRODUCTION

-   Good morning everyone, and thank you for joining us this morning.

- This is Larry Carter in San Jose with Kevin Kennedy, Senior Vice President of our Service Provider Line of Business and Ammar Hanafi, Vice President, Business Development. I would also like to introduce Cheng-Wu, the CEO of ArrowPoint, who is joining us from Boston. Cheng-Wu will be participating in the Q&A session.

- This morning Cisco announced a definitive agreement to acquire publicly traded ArrowPoint Communications of Acton, Massachusetts (NASDAQ: ARPT) for approximately $5.7 billion in stock.

- The purpose of the call this morning is to review the strategy and specifics of the acquisition and to answer any questions in regards to the announcement.

- The press release went out at 5:00 a.m. Pacific Time this morning and is available on First Call, National Business Wire and the European Business and Technical Wire.

-   You can also find the press release on our Web page at www.cisco.com

- The matters we will be discussing today may include forward-looking statements, and as such are subject to the risks and uncertainties that we discuss in detail in our documents filed with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

-   Unauthorized recording of this conference call is not permitted.

-   The terms of the transaction are as follows:

    - Under the terms of the ArrowPoint agreement, approximately 89.7 million shares of Cisco common stock will be exchanged for all outstanding shares and options of ArrowPoint.

    - Based on Cisco's May 4, 2000 closing price of $63 5/8, the stock exchanged would have a value of approximately $5.7 billion.

    - 2.1218 Cisco shares will be exchanged for each ArrowPoint share or option.

    - The ArrowPoint acquisition will be accounted for as a pooling of interests and is expected to close in the fourth quarter of Cisco's fiscal year 2000 (Q4 FY00).

    - The acquisition has been approved by the board of directors of both companies and is subject to various closing conditions including approval under the Hart-Scott-Rodino Antitrust Improvements Act and by ArrowPoint's shareholders.

- The acquisition will have a neutral impact on FY00 and we believe will become slightly accretive in calendar year 2001.

- I will now turn the call over to Ammar Hanafi, who will further discuss the terms of the deal and the market. Kevin Kennedy will then outline the technology and organization. We will then open the call for Q&A.

-   Ammar.

AMMAR HANAFI

Cisco Positioning

-   Thanks Larry.

- The acquisition of ArrowPoint, a provider of content switching products that optimize the delivery of Web content, gives Cisco a broad portfolio of content networking solutions, providing even more choices for Cisco customers.

- As you know from past calls, when we do acquisitions, we look for several key criteria - such as a corporate culture and management chemistry that can produce win-win results, a shared vision, a strong engineering team and the potential for future market share and exciting next-generation products.

- The ArrowPoint acquisition fits these criteria extremely well, with Cisco and ArrowPoint sharing the vision of providing end-to-end, next generation solutions for content networking.

Valuation

-   I'd like to spend a few minutes on valuation.

- The networking industry and the Web switching market in particular are subject to rapidly changing conditions including dynamic technological innovation, shorter product cycles, increasing levels of competition and evolving customer requirements.

- Content switching has become increasingly important to Cisco as customer demands for QoS, differentiated service, scalability, Web hosting and e-commerce capabilities increase.

- To date, Cisco has relied on internal development, partnerships, investments and acquisitions in order to deliver a complete Content Networking solution. The acquisition of ArrowPoint adds content switching, a key content networking technology for our customers.

- ArrowPoint completed its initial public offering on March 31, 2000. It was not until after ArrowPoint completed their public offering that we were able to seriously engage the company to discuss the possibility of a strategic relationship between Cisco and ArrowPoint.

- ArrowPoint provides a strong product platform and represents an explosive market opportunity for content-based infrastructure solutions. Based on the valuations of comparable companies, we believe that the valuation for ArrowPoint is in-line with that of other companies in this sector.

- In addition, we believe that the premium paid for ArrowPoint's stock is in-line with acquisition premiums being attained in the Internet infrastructure sector and the technology sector in general.

More details on the deal:

                                            ARROWPOINT COMMUNICATIONS
                                            -------------------------
EMPLOYEES                337 (Sales = 176, engineering = 71, training/support =
(AS OF APRIL 27, 2000)   marketing = 19, manufacturing = 13, Finance/HR/IS = 31)

LOCATION                 Acton, MA (neighboring Boxborough, MA)

CEO                      Chin-Cheng Wu (Lou Volpe, President)

REVENUES $12.4 million for year ended 12/31/99; $9.5 million for quarter ended 3/31/00.

CUSTOMERS                225+ customers, incl. EMC, Exodus, Navisite, Road Runner
                         80 new customers in Q1'00

FORMED                   Public, founded in April 1997

RELOCATION               ArrowPoint will remain in Acton, Massachusetts. Over
                         time, Cisco may integrate ArrowPoint with our other
                         Massachusetts site. Cisco will evaluate the appropriate
                         time frame for this relocation based on ArrowPoint's
                         and Cisco's needs going forward.

- I'll now turn the call over to Kevin to discuss the technology and organizational aspects of the deal.

~   Kevin.

KEVIN KENNEDY

-   Thanks, Ammar

Product/Technology Positioning

- Content switching has become a critical element of the Internet business and is increasingly important to our customers as they deploy content networking solutions.

- Whereas traditional switching relies on Layer 2 and Layer 3 information, such as Ethernet and IP addresses, in order to route traffic, Content switching focuses on delivering a new level of content networking services by switching traffic based on higher layer information, namely Layer 4/ Layer 7.

- Today's announcement is evidence that Cisco recognizes this trend and is responding with an acquisition that gives us greater customer intimacy via a team of people that have approached URL switching with a higher layer implementation (a layer 7 software focus).

- The acquisition of ArrowPoint gives Cisco a broad portfolio of content networking solutions in the market today.

- In addition, ArrowPoint's solutions strengthen Cisco's presence in emerging markets that include ASPs (Application Service Provider), AIPs (Application Infrastructure Provider) and "dot com" companies

- ArrowPoint's advanced higher layer capabilities allow it to look deeper into a data flow to switch traffic based on the content being requested, the location of the content or the identity of the requestor. This signature (layer 7) software functionality will be used as an ingredient element across Cisco's product lines over time

- The ArrowPoint platforms can provide both the functionality and flexibility customers demand because of their unique combination of a software and hardware-based architecture.

- ArrowPoint's products include both large scale, chassis-based solutions (CS-800) that meet the needs of the most demanding customers as well as smaller, space-efficient solutions (CS-50 and CS-150) that meet the needs of smaller customers, such as hosted or co-location customers.

- ArrowPoint's products share the WebNS software platform which provides an easy method of adding functionality and features through future software upgrades. In addition, ArrowPoint's advanced software capabilities can be leveraged across different Cisco product lines to meet the evolving needs of our diverse customers.

- ArrowPoint's products also complement the Cisco Catalyst family of high performance multilayer switching products that are deployed in the enterprise and service provider environments.

- ArrowPoint has over 225 customers ranging from large service providers to Web portals and e-commerce sites. ArrowPoint added 81 new customers during its last quarter. Its current customer base includes EMC, Excite@Home, Exodus, Global Crossing, Lycos, NaviSite and Road Runner. Approximately two-third's of ArrowPoint's revenue is attributable to ISPs, hosting companies and other service provider customers, with the remaining share split between portals, e-commerce companies and other customers.

- ArrowPoint has partnered with leading service providers, resellers, technology partners and OEMs to help deliver its content switching solutions. Current service provider partners include Exodus, GlobalCenter and Navisite. Exodus has selected ArrowPoint as the preferred platform for its co-location customers. In addition, ArrowPoint has 37 resellers licensed to sell its products.

Organizational Details

- In typical Cisco fashion, we do these transactions for the people, and in the case of ArrowPoint, we are getting some very senior talent.

- Prior to founding ArrowPoint, Cheng Wu, Chairman of the Board and Chief Executive Officer, co-founded Arris Networks. When Cascade Communications acquired Arris in May 1996, Wu served as Cascade's vice president for remote access engineering. Wu has over 20 years of high-tech engineering and management experience holding executive management positions at Xyplex, Prime Computer/ Computervision.

- From an organizational standpoint, the ArrowPoint organization will become part of Cisco's Public Carrier IP Group within our Service Provider Line of Business

-   Cheng Wu will continue to lead his team and will report directly to me.

- ArrowPoint has a global reach, with over 60 sales teams in more than 20 countries. Its sales and support infrastructure along with its focus on meeting the international requirements for its products, have given ArrowPoint a global footprint to deliver content switching solutions.

- ArrowPoint's sales force will continue to focus on selling its content switching products and will be integrated in a similar fashion as we handled the Cerent team.

LARRY CARTER

Q & A

~ We will now open the call for questions from sell side analysts and shareholders.

~   We request that you ask only one question.

~   Operator, please begin the Q & A.

Closing remarks

~ Thank you for your participation in today's call. If you have further questions, please call a Cisco IR representative.

~   This concludes our call.

Cisco Systems, Inc. ("Cisco") plans to file a Registration Statement on SEC Form S-4 in connection with the merger and ArrowPoint Communications, Inc. ("ArrowPoint") expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Cisco, ArrowPoint, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.
In addition to the Registration Statement and the Proxy Statement/Prospectus, Cisco and ArrowPoint file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Cisco and ArrowPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Cisco's and ArrowPoint's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.


                       INFORMATION CONCERNING PARTICIPANTS

ArrowPoint, its directors, executive officers and certain members of management and employees may be soliciting proxies from ArrowPoint's stockholders in favor of the adoption of the merger agreement. Information concerning ArrowPoint's participants in the solicitation is set forth in its Registration Statement on Form S-1 (File No. 333-95509). In addition, Cisco, and certain officers of Cisco including Larry Carter, Kevin Kennedy and Amar Hanafi, may be deemed to have participated in the solicitation of proxies from ArrowPoint's stockholders in favor of the adoption of the merger agreement. Information concerning Mr. Carter is set forth in Cisco's proxy statement for its 1999 Annual Meeting. Mr. Kennedy is a Senior Vice President of Cisco and Mr. Hanafi is a Vice President of Cisco.


             BENEFITS OF MERGER TO ARROWPOINT OFFICERS AND DIRECTORS

Officers and directors of ArrowPoint will receive accelerated vesting of their stock options and restricted stock in connection with the merger. A description of these benefits is contained in ArrowPoint's registration statement on Form S-1 (No. 333-95509). In addition, certain executive officers of ArrowPoint, as a condition to the closing of the merger, will enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. A description of the employment agreements will be contained in the Registration Statement and the Proxy Statement/Prospectus under the caption "Interests of ArrowPoint Directors, Officers and Affiliates in the Merger."

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of Cisco and ArrowPoint. These projections or statements are only predictions. Actual events or results may differ materially from those in the projections or other forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the projections or other forward-looking statements are potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing and sourcing risks, risks associated with the Internet infrastructure and regulation, volatility of stock price, international operations, financial risk management, and future growth subject to risks. Readers are referred to Cisco's Annual Report to Shareholders and Cisco's and ArrowPoint's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, for a discussion of these and other important risk factors concerning Cisco and ArrowPoint and their respective operations.